

ATOM LIMBS

The first artificial human arm.



THE PROSTHETICS INDUSTRY IS BROKEN

Lifetime medical care for each amputee costs...

Prosthetics are painful and poorly-designed.

$500,000+

Most amputees don't use them.

"Prosthetic arm technology is still **so limited** that I become **more disabled** when I wear one."

Britt H. Young
Input Magazine

March 4, 2021



Atom makes revolutionary prosthetics

We're on a mission to end physical disability

Built on
15 YEARS
of DARPA R&D





APL JOHNS HOPKINS
APPLIED PHYSICS LABORATORY

DARPA

Partnered with
Johns Hopkins
Applied Physics
Laboratory

Proto 1 system
Proto 2 system
Intrinsic
21 Active DOF
26 Articulating joints
Extrinsic
18 Active DOF
26 Articulating joints
Intrinsic hand
contains motors
Cobot drives
hand and wrist
(below)

Our world-class team brings experience from Apple, Nike, Tesla, IDEO, Google, and Intel.



Tyler Hayes
CEO

15+ years starting & leading companies at Bebo (COO, acq. Amazon), Prime (CEO), and Disqus (acq. Zeta).



Doug Satzger
CDO

30+ years designing iconic products and leading Industrial Design at Apple, IDEO, Intel, and Palm.



Eric Monsef
CTO

30+ years leading engineering groups at Apple, HP, Glydways, and Trimble. 40+ patents.

We have a track record of building landmark products people **love**.

Including the first:



IPHONE



IMAC



TESLA

We're named on 1,000+ patents and 5,000+ citations.
We've created $100B+ in value.







Erik Shahoian
Chief Architect

20+ years leading engineering at Apple, Tesla, and Seismic. 120+ patents.

Kar Han Tan Ph.D.
Chief of AI

20+ years leading R&D, Computer Vision, Advanced Development at Singtel, HP, Epson. 60 patents; 5,000 citations.

Greg Springer
Chief Scientist

25+ years as Director and VP Engineering at Apple, Google, and Immersion.













We're creating landmark technology…







BREAKTHROUGH ROBOTICS   AUTONOMY & PILOTING   SMART WEARABLES



... to enable an amazingly human experience.

 Breakthrough mini motor technology

 Revolutionary human attachment

 Haptics-driven basic sense of touch

 Intuitive neural mind control

 50% lighter than competition

 All day battery & use

 24/7 Concierge and Health Coach

 Designed for real life, not just tasks



Piano fingering by a beta user.

Never before possible.



I'm blown away. I've been armless for over 20 years and this is the first time I see something I'd actually wear.



Tyler Hayes I so badly want that! Looking forward to be able to hold my new grandson  ❤️

Like · Reply · 2h
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Demand for Atom is growing 80% weekly

80% of waitlistees are "extremely interested"

Disabilities rates are rising dramatically as the US population ages



% of U.S. adults with **self-care** disability



% of U.S. adults with **ambulatory** disability

Source: Statista, 2021

Physical disability is an $800B market.

1 in 4	47,000,00	x	$17,431
Americans live with a disability	Americans live with a physical disability		Average Annual Disability Health Expenditures / Person

Source: CDC, 2021

We're bringing subscriptions to a dinosaur industry.

Our customer journey is designed for the direct-to-consumer era.

Atom's subscription plan (1) reduces upfront costs by 75% in Year 1 and (2) covers ongoing upgrades, repairs and replacements — creating recurring value for our customers.



$2B

$1.5B

$1B

$500M

$0

RECURRING REVENUE
OVERTAKES HARDWARE SALES

INTRODUCE ATOM LEG

RECURRING FEES

NEW SALES

2022   2024   2026   2028   2030



We have a clear and direct path to commercialization.

Q1 2021 - Q3 2021		Q3 2021 - Q4 2022		Q1 2023	Q3 2023
Proof of concept	Core leadership team built	Beta Prototype & Research Sales	XVT Process	FDA-Cleared Market Launch	International Sales

"Like something
out of space
came to Earth."

CNN

"Amazingly
human.
A breakthrough."

60 Minutes

"The most
advanced robotic
arm in the world."

Quartz

CNN

The New York Times

FAST COMPANY


60 MINUTES

PBS
NEWS
HOUR

QUARTZ

Forbes

MOTHERBOARD

AXIOS

We're ending ~~physical disability~~.

Join us.